DEKANIA CORP.

January 30, 2007

Via EDGAR and Facsimile (202) 772-9206

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20649-0308

Attention: Cathey Baker

Re:	Dekania Corp.
Registration	No.: 333-134776

Dear Ms. Baker:

Dekania Corp. hereby requests acceleration of the effective date of the above-referenced registration statement to Thursday, February 1, 2007 at 4:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Mark E. Rosenstein, at 215-731-9450 of the time of effectiveness. In making this request, the registrant hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

DEKANIA CORP.

/s/ Thomas H. Friedberg

Thomas H. Friedberg

Chairman, President and Chief Executive Officer